SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR May 17, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relation Officer
Sérgio Tuffy Sayeg
Head of Capital Markets and Investor Relations
Tel: (5511) 3388-8664 / Fax: (5511) 3388-8669
e-mail: stsayeg@sabesp.com.br

SBSP3: R$130.01/ thousand shares
SBS: US$10.50 (ADR=250 shares)
# shares: 28,480 million
Market capitalization: R$3.70 billion
Closing Price: May 14, 2004

SABESP Announces First Quarter 2004 Results

São Paulo, May 14th, 2004 A SABESP – Saneamento Básico, São Paulo State, Brazil – (Bovespa: SBSP3; NYSE: SBS), the largest water and sewage utility company in the Americas and the third largest in the world (in number of customers), today announced its results for the first quarter of 2004 (1Q04). The Company’s operating and financial information, except when indicated otherwise, is shown in Brazilian Reais, in accordance with the Brazilian corporate law. All comparisons in this release, unless otherwise stated, refer to the first quarter of 2003.

Highlights

  Income of R$ 115.5 million.

  Net Revenues of R$ 1,087.4 million, 9.5% growth.

  Following consumer education campaign aimed at the rational use of water, volumes decreased 2.6%.

  EBITDA remained stable, totaling R$ 525.3 million, representing an EBITDA margin of 48.3% over net operating revenues.

1. SABESP posted 9.5% revenue growth and EBITDA remained stable.

(R$ million)

Highlights	1Q03	1Q04	Chg. %

Net Operating Revenues	993.5	1,087.4	9.5%
EBIT	391.9	381.8	(2.6%)
EBITDA (*)	525.5	525.3	-
EBITDA Margin	52.9%	48.3%
Net Income/Loss	171.9	115.5	(32.8%)

(*)	Earnings Before Interest, Taxes, Depreciation and Amortization

SABESP recorded net revenues of R$ 1,087.4 million and EBITDA of R$ 525.3 million in 1Q04. Net income for 1Q04 was R$ 115.5 million, which was principally influenced by operating revenues growth.

2. Operating Revenues – 9.5% Growth

Net operating revenues increased by R$ 93.9 million or 9.5%, as a result of the 18.95% tariff readjustment implemented on August 29, 2003.

Volume of water and sewage billed to the retail market decreased by 2.6%, influenced by the strong consumer education campaign aimed at the rational use of water. The object of the campaign is to confront the low water accumulation in the reservoirs that supply SP metro area.

The following tables show the water and sewage services volume billed to retail by category of use and region, in the first quarters of 2003 and 2004:

Volume of Water and Sewage Billed to the Retail Market - million m3

By Category of Use	Water		Chg. %	Sewage		Chg. %	Water and Sewage		Chg. %
	1Q03	1Q04		1Q03	1Q04		1Q03	1Q04

Residential	309.1	300.4	(2.8)	234.9	230.0	(2.1)	544.0	530.4	(2.5)
Commercial	36.3	34.9	(3.9)	31.5	30.7	(2.5)	67.8	65.6	(3.2)
Industrial	7.7	7.5	(2.6)	7.2	7.5	4.2	14.9	15.0	0.7
Public	11.3	10.6	(6.2)	8.8	8.3	(5.7)	20.1	18.9	(6.0)

Total	364.4	353.4	(3.0)	282.4	276.5	(2.1)	646.8	629.9	(2.6)

Volume of Water and Sewage Billed to the Retail Market - million m3

By Region	Water		Chg. %	Sewage		Chg. %	Water and Sewage		Chg. %
	1Q03	1Q04		1Q03	1Q04		1Q03	1Q04

Metropolitan	236.4	229.4	(3.0)	186.8	183.3	(1.9)	423.2	412.7	(2.5)
Regional Systems (*)	128.0	124.0	(3.1)	95.6	93.2	(2.5)	223.6	217.2	(2.9)

Total	364.4	353.4	(3.0)	282.4	276.5	(2.1)	646.8	629.9	(2.6)

(*)	Composed of the coastal and interior regions.

3. Costs, Administrative and Selling Expenses

Costs, Administrative and Selling expenses increased R$ 104.0 million or 17.3%. The following demonstrates the main variations:

(R$ million)

	1Q03	1Q04	Difference	Chg. %

Salaries and Payroll Charges	215.3	253.3	38.0	17.7
General Supplies	19.3	20.2	0.9	4.7
Treatment Supplies	26.9	27.4	0.5	1.9
Third Party Services	78.9	88.9	10.0	12.7
Electric Power	75.2	96.8	21.6	28.7
General Expenses	21.8	29.2	7.4	33.9
Depreciation and Amortization	133.6	143.5	9.9	7.4
Credit Write-offs	24.2	39.5	15.3	63.2
Tax Expenses	6.4	6.8	0.4	6.3

Costs, Administrative and Selling Expenses	601.6	705.6	104.0	17.3

3.1. Salaries and Payroll Charges

It grew by R$ 38.0 million or 17.7%, mainly due to the following factors:

a) Increase in wages, benefits and payroll-related charges of 14.45% beginning May 2003, as a result of the collective labor agreement;

b) Allocation of 2% of payroll to the redefinition of personnel roles and compensation (as from September 2003), related to the Performance-based Compensation Plan.

3.2. General Supplies

General supplies increased by R$ 0.9 million or 4.7%, in most part due to maintenance of residential connections and networks.

3.3. Third Party Services

Third Party Services rose by R$ 10.0 millions or 12.7%, motivated by higher advertising and marketing expenses and increased professional technical services.

3.4. Electric Power

Electric Power presented an increase of R$ 21.6 million or 28.7%, due to the following factors:

a) Growth in consumption from 509,233 MWh (1Q03) to 513,928 MWh (1Q04), or 0.9%;

b) Increase of 0.45% due to the collection of the Emergency Capacity Charge (ECE), which changed from R$ 5.7/MWh to R$ 8.5/MWh

c) Tariff readjustments authorized by ANEEL, for the various Electric Energy concessionaries that supply SABESP with a 15.69% weighted average increase between April 2003 and March 2004.

d) Consumption estimates, based in the observed consumption measured by the concessionaries.

3.5. General Expenses

General expenses recorded an increase of R$ 7.4 million or 33.9%, due principally to provisions related to environmental contingencies.

3.6. Depreciation and Amortization

Depreciation and amortization grew by R$ 9.9 million or 7.4%, due to the incorporation of sites under construction to the permanent assets account, primarily in the first quarter of 2004.

3.7. Credit Write-offs

The variation of credit write-offs of 1Q04 compared to 1Q03 represents a R$ 15.3 million increase. This results from the recovery of credits amounting to R$ 11.5 million in 1Q03, related to the canceling and write-offs of inactive accounts.

4. Financial Expenses and Monetary Variations

a) Financial Expenses

Financial Expenses decreased by R$ 40.3 million or 17.1%, due to:

  Interest expenses on domestic loans and financing caused a decrease of R$ 22.2 million due to lower Certificates of Interbank Deposits (CDI) annual interest rate, used to calculate the interest of the Debentures.

  Interest expenses on foreign loans and financing decreased by R$ 8.9 million, as lower interest was recorded due to lower outstanding debt, as a consequence of the appreciation of the real in relation to the US dollar in the quarter over quarter comparison;

  Income tax on remittances abroad was reduced by R$ 6.7 million, as there was an interest payment related to the Eurobonds in January 2003.

b) Monetary and Foreign Exchange Variation

The Monetary and Foreign Exchange Variation increased by R$ 148.0 million, due to the 5.1% appreciation of the Real in relation to the US dollar in 1Q03, compared to its 0.67% devaluation in 1Q04, which impacted foreign denominated debt.

5. Operating Indicators

As can be seen in the following table, the Company continues to expand its services. There was a significant increase in the number of water and sewage connections in comparison to the previous year, following the acquisition of São Bernardo do Campo network.

Operational Indicators	1Q03	1Q04	Chg. %

Water Connections (1)	5,935	6,231	5.0
Sewage Connections (1)	4,349	4,621	6.3
Population directly served – water (2)	21.2	22.0	3.8
Population directly served – sewage (2)	16.9	17.9	5.9
Bulk Water Sales billed (3)	86.6	63.1	(27.1)
Retail Water Sales billed (3)	364.4	353.4	(3.0)
Sewage Service Sales billed (3)	282.4	276.5	(2.1)
Number of employees	18,417	18,091	(1.8)
Operating productivity (4)	558	600	7.5

Notes:
(1)	In 1,000 units at the end of the period
(2)	Million of inhabitants at the end of the period
(3)	In million m3
(4)	Number of water and sewage connections per employee

6. Funding

Water and Sewage System Program (Programa Pró-Saneamento)

• FGTS - Resources from the Federally-managed Severance Indemnity Fund - 2003

In 2003, SABESP signed 16 financing contracts for water and sewage works with resources from FGTS (Federally-managed Severance Indemnity Fund) and its financial agent Caixa Econômica Federal, with interest of 8.0% + TR p.a. for water systems, and 6.5% + TR p.a. for sewage systems, besides the management fee of 2% p.a. and a credit risk rate ranging between 2 and 2.5% p.a., with up to 36 months of grace period and repayable over 180 months. The total amount of the financing was R$ 324.5 million for a total investment needed of R$ 361 million, of which R$ 36.5 million came from company’s own resources.

• FGTS - Resources from the Federally-managed Severance Indemnity Fund - 2004

SABESP requested to Ministry of Cities through Federal Savings and Loans Bank (Caixa Econômica Federal – FGTS) funding for new 40 projects, totaling R$ 714.2 million. The total value of the new investment is R$ 794.6 million, in the Water and Institutional Development categories. The Proposals for the 40 enterprises are now under analysis of the Ministry of Cities (responsible for the allocation of FGTS resources), for first selection, and the credit should be approved until the end of May 2004, according to Resolution #3,191 of 29/04/2004 of National Monetary Committee.

BNDES

SABESP is in the final stages of formalizing, in the second half of 2004, a new loan contract of R$ 300 million, R$ 140 million of which will be used to finance part of the domestic portion of the Environmental Recovery Program for the Santos metro area, which will be funded by the JBIC for sewage system projects and the remaining R$ 160 million will be allocated to water system projects, foreseen in the contract with JBIC for the Santos metro area. The bearing interest rate are equivalent to TJLP plus 4.5% p.a. (3% p.a. plus 1.5% p.a. for credit risk rate) for water systems and TJLP plus 2.5% p.a. (1% p.a. plus 1.5% p.a. for credit risk rate) for sewage systems, repayable over 10 years, with a three-year grace period.

Japan Bank For International Cooperation – JBIC

SABESP concluded the negotiation of a yen-denominated loan with JBIC – Japan Bank for International Cooperation, in the amount of ¥ 21,320 million, equivalent to approximately R$ 571.5 million. The funds will be used in the Environmental Recovery Program for the Santos metro area, a total investment of ¥ 39,221 million equivalent to approximately R$ 1,051.4 million, of which SABESP will provide the remaining amount of ¥ 17,901 million equivalent to approximately R$ 479.9 million.

The State of São Paulo Legislative Assembly approved the Law #10,820/01 conceding the counter guarantee of Federal surety. The financing was already approved by COFIEX – External Financing Commission, Federal committee that analyses and approves projects undertaken with international governmental agencies funding.

In August 2003, the Exchange of Diplomatic Notes agreement between the Brazilian and Japanese governments was signed. Such agreement was forwarded to the Congress for approval, being approved by the Federal House of Representatives and it currently is approval process in the Senate (Message #700/2003).

The financial conditions of the operation were duly approved by deliberation of the management and of the Board of Directors.

The concession of Federal guarantee to JBIC should be submitted for approval in Senate. The referred process is now under analysis in National Treasury (STN) and Finance Ministry Federal Attorney (PGFN).

The Program was included in State of Sao Paulo budget for 2004 (Law #11,607 of 12/29/2003) and in the Law of Budgetary Regulation for year 2004 (Law #11,437 of 07/16/2003).

The main coming events are the signing of the Financing Contract SABESP & JBIC, expected for June 2004, followed by the final stage of the appointment of Program Manager.

7. Settlement of Loans and Financing

Total indebtedness payable by the end of 2004 amounts to R$ 883 million, of which only 26.5% is denominated in US dollars.

							(R$ million)

INSTITUTION	April- Dec. 2004	2005	2006	2007	2008	2009	2010 and onwards	TOTAL

DOMESTIC
Banco do Brasil	119	171	186	203	221	240	1,281	2,421
Caixa Econômica Federal	31	37	40	44	52	44	268	516
Debentures	442	245	244	144	-	-	-	1,075
BNDES	-	5	17	17	17	17	46	119
Other	3	4	4	3	4	4	6	28
Interest and Charges	54	-	-	-	-	-	-	54

Domestic Total	649	462	491	411	294	305	1,601	4,213

INTERNATIONAL

World Bank	13	13	13	7	-	-	-	46
Société Génerale	3	3	4	-	-	-	-	10
IDB	92	111	120	120	81	81	717	1,322
Eurobonds	-	800	-	-	654	-	-	1,454
Deutsche Bank Luxembourg	58	58	-	-	-	-	-	116
Interest and changes	68	-	-	-	-	-	-	68

Total International	234	985	137	127	735	81	717	3,016

Total	883	1,447	628	538	1,029	386	2,318	7,229

8. Conference Call and Webcast Details

English:	Thursday, May 20, 2004 12:00 am – US ET (New York) Tel: +1 (412) 858-4600 Conference Call ID: SABESP or Sayeg

Portuguese:	Thursday, May 20, 2004 10:00 am – US ET (New York) Tel: (55) 11 2101-1490 Conference Call ID: SABESP

For additional information please contact the Investor Relations Department at:

Sérgio Tuffy Sayeg (11) 3388-8664 stsayeg@sabesp.com.br	Marisa Guimarães (11) 3388-9135 marisag@sabesp.com.br

www.sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law			R$ thousand

	1Q04	1Q03%

Sales/Services Gross Revenues	1,138,816	1,039,891	9.5
Water Supply - Retail	588,826	529,415	11.2
Water Supply - Wholesale	53,377	61,543	(13.3)
Sewage Collection and Treatment	475,138	416,414	14.1
Other Services	21,475	32,519	(34.0)

Gross Revenue Deductions (Cofins/Pasep)	(51,425)	(46,395)	10.8

Net Sales	1,087,391	993,496	9.5

Cost of Goods and/or Services Sold	(536,408)	(473,202)	13.4

Gross Profit	550,983	520,294	5.9

Selling Expenses	(99,006)	(79,956)	23.8
General & Administrative Expenses	(70,187)	(48,422)	44.9
Net Interest Income (Expense)	(202,816)	(80,547)	151.8

Operating Result	178,974	311,369	(42.5)

Non Operating Expenses (Income)	(483)	(29,751)	(98.4)

Income Before Taxes	178,491	281,618	(36.6)

Provivision for Income Tax/Social Contribution	(55,953)	(78,326)	(28.6)
Provivision for Deferred Income Tax/Social Contribution	1,729	(22,638)	(107.6)

Extraordinary Item Net of IT and SC	(8,781)	(8,781)	-

Net Income	115,486	171,873	(32.8)

Shares Outstanding (1000 shares)
EPS (R$/1000 shares)	4.06	6.04	(32.8)

Depreciation and Amortization	143,503	133,616	7.4
EBITDA	525,293	525,532	-
% of net sales	48.3%	52.9%

Balance Sheet

Brazilian Corporate Law		R$ thousand

ASSETS	03/31/04	12/31/03

Cash and Cash Equivalents	231,507	281,013
Clients - Accounts Receivables	851,136	811,701
Accounts Receivable from Shareholders	-	-
Inventory	21,152	22,308
Deferred Taxes and Contributions	29,714	29,684
Other Receivables	29,452	13,015

Total Current Assets	1,162,961	1,157,721

Clients - Accounts Receivables	195,796	185,090
Accounts Receivable from Shareholders
GESP Agreement	497,512	484,800
Accounts Receivables	185,973	170,363
Indemnities Receivable	148,794	148,794
Judicial Deposits	17,501	17,576
Deferred Taxes and Contributions	231,282	222,804
Other Receivables	31,384	30,583

Total Long-Term Assets	1,308,242	1,260,010

Investments	740	740
Permanent Assets	14,049,832	14,063,248
Deferred Assets	46,837	48,951

Total Permanent Assets	14,097,409	14,112,939

Total Assets	16,568,612	16,530,670

LIABILITIES	03/31/04	12/31/03

Suppliers and Constructors	26,436	51,934
Loans and Financing	973,931	996,998
Salaries and Payroll charges	141,384	135,294
Provivion for Judicial Pendencies	19,353	19,266
Interest on Own Capital Payable	262,274	242,524
Taxes and Contributions	64,140	84,488
Deferred Taxes and Contributions	58,622	45,502
Other Payables	116,412	152,316

Total Current Liabilities	1,662,552	1,728,322

Loans and Financing	6,254,980	6,267,265
Taxes and Contributions	280,450	282,214
Deferred Taxes and Contibutions	117,099	121,117
Provision for Contingencies	409,850	384,571
Pension Fund Obligations	164,649	145,540
Other Payables	25,589	24,698

Total Long-Term Liabilities	7,252,617	7,225,405

Capital Stock	3,403,688	3,403,688
Capital Reserves	51,055	50,739
Revaluation Reserves	2,700,714	2,723,720
Profit Reserves	1,398,796	1,398,796
Retained Earnings	99,190	-

Shareholder's Equity	7,653,443	7,576,943

Total Liabilities and Shareholder’s Equity	16,568,612	16,530,670

Statements of Cash Flow

Brazilian Corporate Law		R$ thousand

Description	1Q04	1Q03

Cash flow from operating activities
Net income (loss) for the period	115,486	171,873
Adjustments for reconciliation of net Income
Deferred income tax and social contribution	594	(58,151)
Provisions for contingencies	25,366	32,611
Liabilities related to pension plans	19,109	19,299
Property, plant and equipment received as donations (Private Sector)	(301)	-
Loss in the wirte-off of property, plant and equipment	2,966	31,196
Write-off of deferred assets
Gain in the sale of property, plant and equipment
Depreciation	135,202	127,175
Amortization	8,301	6,441
Interest calculated on loans and financing payable	173,955	208,864
Foreign exchange loss on loans and financing	31,100	(117,353)
Monetary exchange loss on interest on own capital	1,104	-
Provisions for bad debt	39,530	24,219

	552,412	446,174

(Increase) decrease In assets
Clients	(78,965)	(100,027)
Accounts receivable from shareholders	-	(18,473)
Inventories	1,156	4,360
Tax loss carryforwards	(10,014)	-
Other accounts receivable	(6,423)	61,180
Clients - long term	(10,706)	(877)
Accounts receivable - Agreement w/ State of Sao Paulo Government	(12,712)	-
Accounts receivable - State of Sao Paulo Government	(15,610)	-
Indennification receivable
Judicial deposits	75	490
Other long term receivables	(801)	(913)

	134,000	(54,260)

Increase (decrease) in liabilities
Accounts payable to suppliers and contractors	(25,498)	(12,259)
Salaries and payroll charges	6,090	16,753
Interest on own capital payable	-	(1,704)
Taxes and contributions	(20,384)	91,914
Other accounts payable	(35,904)	(5,053)
Taxes and contributions -long term	(1,764)	(14,191)
Other accounts payable - long term	891

	(76,533)	75,460

Net cash from operating activities	341,879	467,374

Cash flow from Investing activities
Acquisition of property, plant and equipment	(124,242)	(108,323)
Sale of property, plant and equipment	176	-
Increase in Deferred Assets	(68)	(2,502)

Net cash used In Infesting activities	(124,134)	(110,825)

Cash flow from financing activities
Loans and Financing - long term
Funding	51,893	16,520
Payments	(298,488)	(345,434)
Interest on own Capital
Interest on own capital payment	(1,389)	(3,535)
Balancing Accounts	(19,267)

Net cash used In financing activities	(267,251)	(332,449)

Net Increase (decrease) In cash equivalents	49,506	24,100

Cash and cash equivalents at the beginning of the period	281,013	414,671
Cash and cash equivalents at the end of the period	231,507	438,771
Change In Cash	49,506	24,100

Additional Information on cash flow
Interest and fees paid on loans and financing	165,853	236,933
Capitalization of interest and financial charges	6,188	(2,187)
Payable income tax and social contribution	67,710	-
Property, plant and equip. received as donations and/or paid in stocks	316	539
COFINS and PASEP taxes payable	52,774	31,113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: May 17, 2004

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.